3/17/2003

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ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48960

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 5 2003
DIVISION OF MARKET REGULATION

NAME OF BROKER-DEALER:

Deere Park Equities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 South LaSalle Street, 2nd Floor
(No. and Street)

Chicago, (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas A. Gerrard 312-327-4100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Cooper & Co., Ltd.
(Name - *if individual, state last, first, middle name*)

650 Dundee Road, Suite 250 (Address) Northbrook, (City) IL (State) 60062 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas A. Gerrard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Deere Park Equities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

OFFICIAL SEAL
JULIA G PETERSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 11.12.05

Signature

Manager

Title

Julia G. Peterson

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MILLER
COOPER
&Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Deere Park Equities, LLC

We have audited the accompanying statement of financial condition of Deere Park Equities, LLC, as of December 31, 2002, and the related statements of income, members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Deere Park Equities, LLC, as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.
Certified Public Accountants

Northbrook, Illinois
February 13, 2003

650 DUNDEE ROAD, SUITE 250
NORTHBROOK, IL 60062-2759
PHONE 847/205-5000 FAX 847/205-1400
e-mail mccltd@millercooper.com

FINANCIAL STATEMENTS

Deere Park Equities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash and cash equivalents	$	430,259
Securities owned, at market value		368,886,539
Due from clearing organization		57,184,032
Note receivable - member		795,000
Due from related parties, net of valuation reserve of $2,000,000		2,442,748
Due from member		236,699
Property and equipment, net of accumulated depreciation of $71,765		143,531
Other assets		10,000
Total assets	$	430,128,808

LIABILITIES AND MEMBERS' CAPITAL

Securities sold, but not yet purchased, at market value	$	419,438,039
Accounts payable and accrued expenses		1,607,010
Total liabilities		421,045,049
Members' capital		9,083,759
	$	430,128,808

The accompanying notes are an integral part of this statement.

Deere Park Equities, LLC
STATEMENT OF INCOME
Year ended December 31, 2002

Revenues and income	
Commissions and consulting fees	$ 219,005
Net investment income	7,826,931
	8,045,936
Expenses	
Professional and consulting fees	202,423
Salaries	2,604,786
Depreciation	80,594
Loss on disposal of property and equipment	50,778
Other operating expenses	370,326
Provision for valuation reserve against amount due from related party	2,000,000
	5,308,907
NET INCOME	$ 2,737,029

The accompanying notes are an integral part of this statement.

Deere Park Equities, LLC
STATEMENT OF MEMBERS' CAPITAL
Year ended December 31, 2002

Members' capital, beginning of year	$	11,742,480
Members' capital contributions		3,072,195
Members' distributions		(8,467,945)
Net income		2,737,029
Members' capital, end of year	$	9,083,759

The accompanying notes are an integral part of this statement.

Deere Park Equities, LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2002

Cash flows from operating activities		
Net income	$	2,737,029
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		80,594
Loss on disposal of property and equipment		50,778
Provision for valuation reserve against amount due from related party		2,000,000
(Increase) decrease in		
Securities owned		(359,894,962)
Due from clearing organization		(39,703,256)
Other assets		15,000
Increase in		
Securities sold, but not yet purchased		396,776,058
Accounts payable and accrued expenses		1,600,331
Net cash provided by operating activities		3,661,572
Cash flows from investing activities		
Purchases of property and equipment		(215,296)
Issuance of note receivable - member		(795,000)
Net repayments from related parties		1,108,456
Net advances to member		(20,218)
Net cash provided by investing activities		77,942
Cash flows from financing activities		
Members' capital contributions received		3,072,195
Members' distributions		(8,467,945)
Net cash used in financing activities		(5,395,750)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,656,236)
Cash and cash equivalents, beginning of year		2,086,495
Cash and cash equivalents, end of year	$	430,259

The accompanying notes are an integral part of this statement.

Deere Park Equities, LLC

NOTES TO FINANCIAL STATEMENTS

Year ended December 31, 2002

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND SUBSEQUENT EVENT

1. Nature of Operations

   Deere Park Equities, LLC (the Company) is a proprietary trading firm whereby members speculate in security values and the respective profits and losses are directly allocated to specific members.

2. Revenue Recognition

   The Company recognizes commission revenue at the settlement date. The Company also earns certain consulting fees and records them as they are earned. Trading gains and losses are specifically allocated to individual members' capital accounts and are included in the statement of income (net investment income) in these financial statements.

3. Cash Equivalents

   For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

4. Securities Transactions

   Securities owned and securities sold, but not yet purchased are carried at market value based on quoted prices at the date of the financial statements. All gains or losses are recognized in income currently (net investment income).

5. Property and Equipment

   Property and equipment consisting mainly of office equipment is recorded at cost and is depreciated over a period of 3 to 7 years.

6. Income Taxes

   The Company, with the consent of its members, has elected to be a Limited Liability Company. Accordingly, trading gains and operating net income are specifically allocated and taxed to individual members.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND SUBSEQUENT EVENT (Continued)

7. Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8. Subsequent Event

The Company affected an organizational restructuring effective after the close of business on December 31, 2002. In connection with such restructuring, the Company distributed to its members the majority of its capital, and substantially reduced the nature and scope of its trading operations.

NOTE B - SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Marketable securities owned and securities sold, but not yet purchased consisted of trading and investment securities at market value, as follows:

	Owned	Sold, But Not Yet Purchased
Corporate stock	$ 85,650,349	$ 146,785,722
Options and warrants	283,236,190	270,581,829
Futures contracts	-	2,070,488
	$ 368,886,539	$ 419,438,039

NOTE C - DUE FROM CLEARING ORGANIZATION

The amount due from the clearing organization is a result of both deposits made to the organization by the Company, and proceeds from closed investment transactions. Related interest which is at a variable rate (1% at December 31, 2002) approximated $303,000 in 2002, and is included in net investment income on the statement of income.

NOTE D - NOTE RECEIVABLE - MEMBER AND SUBSEQUENT EVENT

Note receivable - member consists of a note due on demand and collateralized by a seat on the Chicago Mercantile Exchange (CME). Interest is accrued annually at a rate equal to the lesser of 20% or the highest rate permitted by law. In January 2003, the note receivable - member was cancelled concurrently with the transfer of the seat on the CME from the member to the Company.

NOTE E - RELATED PARTY TRANSACTIONS

The amount due from related parties consists of uncollateralized advances, bearing interest at 2%, to related entities through common ownership (Deere Park Capital Management, Inc. and Deere Park Capital, LLC). The balances are due on demand. Related interest income approximated $81,000 for the year and is included in net investment income on the statement of income. During the year ended December 31, 2002, the Company has recorded a valuation reserve of $2,000,000 against this asset.

The amount due from member consists of a non-interest bearing, uncollateralized advance to a member of the Company. The balance is due on demand.

NOTE F - MINIMUM CAPITAL REQUIREMENTS

As a broker-dealer in securities, the Company is subject to minimum capital requirements adopted by the Pacific Stock Exchange, of which the Company is a member. As of December 31, 2002, adjusted net capital, as defined, amounted to $3,382,558. This amount exceeded the minimum required under the regulations of the Exchange by $3,275,424.

NOTE G - OFF BALANCE SHEET RISKS AND UNCERTAINTIES

1. Financial Instruments with Off-Balance Sheet Risk

   Securities owned and securities sold, but not yet purchased are subject to market risks, which are substantially dependent upon the value of the underlying financial instruments and are affected by market forces such as volatility.

Deere Park Equities, LLC
NOTES TO FINANCIAL STATEMENTS
Year ended December 31, 2002

NOTE G - OFF BALANCE SHEET RISKS AND UNCERTAINTIES (Continued)

1. Financial Instruments with Off-Balance Sheet Risk (Continued)

In addition, the market values of derivative financial instruments held on December 31, 2002 are as follows:

	Assets	Liabilities
Options and futures contracts	$ 283,236,190	$ 272,652,317

The Company also has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

2. Concentrations of Risk

The Company maintains cash balances in two institutions located in Illinois. These balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per institution. Uninsured cash balances approximated $322,000 at December 31, 2002. Deposits with clearing organizations and all securities are uninsured by the FDIC.

3. Contingency

The Company and its Member-Manager are defendants in a lawsuit whereby a non-related third party (the plaintiff) alleges that certain profits earned by Deere Park Equities, LLC on equity trading transactions made in 1999 should be remitted to the plaintiff. The plaintiff is seeking $1,162,000. The Company and its Member-Manager plan to vigorously defend this lawsuit.

In 2002, the Company filed a separate action against the plaintiff seeking recovery of $1,100,000 that was paid to the plaintiff in 1999.

The parties have agreed to consolidate the two cases noted above. Since the outcome of these cases is very much in question, no adjustment has been made to these financial statements.

SUPPLEMENTAL INFORMATION

Deere Park Equities, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Total assets	$ 430,128,808
Less non-allowable assets	(3,627,978)
Adjusted current assets	426,500,830
Total liabilities	421,045,049
Net capital	5,455,781
Less haircuts on securities, including undue concentration	2,073,223
Adjusted net capital	3,382,558
Minimum adjusted net capital (greater of 6 2/3 % of $1,607,010 or $100,000)	107,134
Net surplus	$ 3,275,424
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 1,607,010
Ratio:	
Aggregate indebtedness to adjusted net capital	0.475

NOTE: There is no difference between the Company's computation of net capital per the December 31, 2002 FOCUS Report (Form X-17A-5) and the computation above. Therefore, a reconciliation of net capital is not included.

MILLER
COOPER
&Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Board of Directors
Deere Park Equities, LLC

In planning and performing our audit of the financial statements of Deere Park Equities, LLC for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Deere Park Equities, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

650 DUNDEE ROAD, SUITE 250
NORTHBROOK, IL 60062-2759
PHONE 847/205-5000 FAX 847/205-1400
e-mail mccltd@millercooper.com

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Pacific Stock Exchange, the Chicago Board Options Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.
Certified Public Accountants

Northbrook, Illinois
February 13, 2003